SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended March 31, 2001


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                   BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON,
                          EC2M 7BA, ENGLAND (Address of
                          principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F |X|     Form 40-F  | |
                                  -----              -----



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.


                               Yes | |        No |X|
                                  -----         -----


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - MARCH 2001

                                                              Three months ended
                                                                     March 31
                                                                    (Unaudited)
                                                                  2001      2000
                                                             -------------------
  Total replacement cost operating profit              - $m      5,499     3,961
  Replacement cost profit before exceptional items     - $m      3,437     2,677
  Replacement cost profit for the period               - $m      3,542     2,553
  Historical cost profit for the period                - $m      3,304     3,085
  Profit per ordinary share                            - cents   14.70     15.88
  Dividends per ordinary Share                         - cents    5.25      5.00

   (a) For further information on replacement cost profit see Note 5 of Notes to Consolidated Financial Statements.

The following discussion should be read in conjunction with the consolidated financial statements provided elsewhere in this Form 6-K and with the consolidated financial statements and related notes for the year ended December 31, 2000 included in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2000. Comparative figures for the three months ended March 31, 2000 have been restated to reflect the transfer of BP's North American NGL business from Refining and Marketing to Gas and Power.

Following a vote of approval at the BP Annual General Meeting on April 19, 2001 the name of the parent company has been changed from BP Amoco p.l.c. to BP p.l.c. with effect from May 1, 2001. BP or the Group means BP p.l.c. and its subsidiaries.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $3,437 million for the three months ended March 31, 2001, compared with $2,677 million for the equivalent period of 2000. The increase reflects the generally favourable trading environment, performance improvements and the inclusion of ARCO and Burmah Castrol. The results of ARCO and Burmah Castrol have been included with effect from April 14 and July 7, 2000 respectively. These results are after charging special items of $63 million ($45 million after tax) for the three months ended March 31, 2001, and $40 million ($30 million after tax) for the equivalent period of 2000. The result for the three months ended March 31, 2001 is also after charging acquisition amortization of $644 million. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions. There was no acquisition amortization in the three months ended March 31, 2000. The special charges for the three months ended March 31, 2001 comprised Burmah Castrol integration costs of $41 million, rationalization costs in the North European commercial and industrial business in Refining and Marketing of $12 million and a bond redemption charge of $10 million. Those for the corresponding period of 2000 related to the settlement of a lawsuit and damage incurred to an aircraft.

The historical cost profit for the three months ended March 31, 2001 was $3,304 million after inventory holding losses of $238 million and including net exceptional gains of $218 million ($105 million after tax) in respect of net profits on the sale of fixed assets and businesses and termination of operations. For the equivalent period of 2000 there was a profit of $3,085 million including inventory holding gains of $532 million, and after charging net exceptional losses of $157 million ($124 million after tax) in respect of net losses on the sale of fixed assets and businesses and termination of operations.

Net taxation, other than production taxes, charged for the three months ended March 31, 2001 was $1,718 million compared with $887 million in the equivalent period last year. This included a tax charge of $113 million in respect of exceptional items compared with a tax credit of $33 million for the first quarter of 2000. The effective tax rate on replacement cost profit before exceptional items was 32% (28% after adjusting for special items and acquisition amortization) for the three months ended March 31, 2001, compared with 25% for the equivalent period of 2000. The increase in the tax rate is due to the non-deductability for tax purposes of the acquisition amortization and the non-availability of prior year tax credits in 2001.

Net cash inflow for the three months ended March 31, 2001 was $3,216 million, compared with an outflow of $766 million for the equivalent period of 2000. This significant improvement reflects higher operating cash flow which arises from higher profits, higher depreciation and lower working capital requirements.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


Capital expenditure for the three months ended March 31, 2001 was $2.5 billion. Our 2001 target is between $12-13 billion. This is comparable to historic levels of investment for the enlarged Group. Capital expenditure for the first quarter of 2000 was $2.5 billion and included $869 million for the purchase of some 19.5% of Burmah Castrol's issued ordinary share capital. The remainder of its share capital was purchased in the third quarter of 2000.

Net debt at March 31, 2001 was $16.6 billion, a reduction of $2.7 billion since the end of 2000. The ratio of net debt to net debt plus equity was 18% compared with 23% at March 31, 2000 and 21% at December 31, 2000. After adjusting for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the ratio of net debt to net debt plus equity was 24% at March 31, 2001 compared with 27% at December 31, 2000. Interest expense for the three months ended March 31, 2001 was $446 million compared with $296 million in the equivalent period of 2000. Interest expense for the three months ended March 31, 2001 reflects interest on the combined debt of BP, ARCO and Burmah Castrol and includes a special charge of $10 million arising from the early redemption of bonds.

BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

The return on average capital employed for the three months ended March 31, 2001 was 17% (17% after adjusting for special items) compared with 20% (21% after adjusting for special items) for the equivalent period of 2000. For further information on the return on average capital employed calculation see Note 11 of Notes to Consolidated Financial Statements.

BP purchased for cancellation approximately 60 million of its own shares during the first quarter of 2001 at a cost of $0.5 billion. Total share purchases over the past 12 months amount to $2.5 billion.

BP announced a first quarterly dividend for 2001 of 5.25 cents per ordinary share. Holders of ordinary shares will receive 3.665 pence per share and holders of American Depositary Receipts (ADRs) $0.315 per ADS. The dividend is payable on June 11, 2001 to shareholders on the register on May 18, 2001. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares on June 11, 2001.

BP intends to continue to pay dividends in the future of around 50% of its replacement cost profit before exceptional items after adjusting for special items and acquisition amortization, adjusted to mid-cycle business conditions. Mid-cycle conditions are our best estimate of likely average prices and margins over the long term.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


Owing to the significant acquisitions that took place in 2000, in addition to its reported results BP is presenting pro forma results adjusted for special items in order to enable shareholders to assess current performance in the context of BP's past performance and against that of its competitors. The pro forma result, adjusted for special items, has been derived from BP's UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure.

                                                                                                    Pro forma
                                                                                                       result
Reconciliation of reported                                                                           adjusted
profit (loss) to pro forma result                              Acquisition           Special              for
adjusted for special items                       Reported     amortization  (a)        items  (b)     special
                                                                                                        Items
                                              ------------    -------------     -------------     ------------
                                                                        ($ million)
Three months ended March 31, 2001
Exploration and Production                         4,680              456                 -            5,136
Gas and Power                                        112                -                 -              112
Refining and Marketing                               753              188                53              994
Chemicals                                             81                -                 -               81
Other businesses and corporate                      (127)               -                 -             (127)
                                              ------------    -------------     -------------     ------------

Replacement cost operating profit                  5,499              644                53            6,196
Interest expense                                    (446)               -                10             (436)
Taxation                                          (1,605)               -               (18)          (1,623)
Minority shareholders' interest                      (11)               -                 -              (11)
                                              ------------    -------------     -------------     ------------
Replacement cost profit before
exceptional items                                  3,437              644                45            4,126
                                              ------------    =============     =============     ------------

     per ordinary share (cents)                    15.29                                               18.36
                                              ============                                        ============


Three months ended March 31, 2000
Exploration and Production                         3,203                -                24            3,227
Gas and Power                                         52                -                 -               52
Refining and Marketing                               674                -                 -              674
Chemicals                                            259                -                 -              259
Other businesses and corporate                      (227)               -                16             (211)
                                              ------------    -------------     -------------     ------------
Replacement cost operating profit                  3,961                -                40            4,001
Interest expense                                    (296)               -                 -             (296)
Taxation                                            (920)               -               (10)            (930)
Minority shareholders' interest                      (68)               -                 -              (68)
                                              ------------    -------------     -------------     ------------
Replacement cost profit before
exceptional items                                  2,677                -                30            2,707
                                              ------------    =============     =============     ------------

     per ordinary share (cents)                    13.78                                               13.93
                                              ============                                        ============

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000. There was no acquisition amortization in the three months ended March 31, 2000.

(b) The special items refer to non-recurring charges and credits reported in the period.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


OPERATING INFORMATION

                                                           Three months ended
                                                                March 31
                                                               (Unaudited)
                                                           2001            2000
                                                      --------------------------
                                                      --------------------------

Crude oil and natural gas liquids production
(thousand barrels per day), (Net of royalties)
     UK                                                      511             581
     Rest of Europe                                           97              91
     USA                                                     722             794
     Rest of World                                           607             515
                                                      ----------      ----------
Total crude oil and liquids production                     1,937           1,981
                                                      ==========      ==========

Natural gas production (million cubic feet per day)
     UK                                                    2,152           1,746
     Rest of Europe                                          169             184
     USA                                                   3,467           2,256
     Rest of World                                         3,107           2,123
                                                      ----------      ----------
Total natural gas production                               8,895           6,309
                                                      ==========      ==========

Total production (a)
(thousand barrels of oil equivalent per day),
(Net of royalties)
     UK                                                    882             882
     Rest of Europe                                        126             123
     USA                                                 1,320           1,183
     Rest of World                                       1,143             881
                                                      ----------      ----------
Total production                                         3,471           3,069
                                                      ==========      ==========

Natural gas sales volumes
(million cubic feet per day)
     UK                                                  3,395           2,369
     Rest of Europe                                        251             188
     USA                                                 8,001           4,785
     Rest of World                                       7,403           4,412
                                                      ----------      ----------
Total natural gas sales volumes (b)                     19,050          11,754
                                                      ==========      ==========

NGL sales volumes (thousand barrels per day)
     UK                                                      -               -
     Rest of Europe                                          -               -
     USA                                                   221             123
     Rest of World                                         207             229
                                                      ----------      ----------
Total NGL sales volumes                                    428             352
                                                      ==========      ==========

---------------

(a) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.
(b) Includes sales by Gas and Power and Exploration and Production.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


OPERATING INFORMATION
                                                        Three months ended
                                                             March 31
                                                            (Unaudited)
                                                        2001            2000
                                                     --------------------------
                                                     --------------------------
Oil sales volumes (thousand barrels per day)
Refined products
     UK                                                   259             224
     Rest of Europe                                     1,082             766
     USA                                                1,874           1,349
     Rest of World                                        553             421
                                                     ----------      ----------
     Total marketing sales                              3,768           2,760
     Trading/supply sales                               2,935           1,621
                                                     ----------      ----------
     Total refined product sales                        6,703           4,381
Crude oil                                               5,253           6,496
                                                     ----------      ----------
Total oil sales                                        11,956          10,877
                                                     ==========      ==========

Refinery throughputs (thousand barrels per day)
     UK                                                   310             281
     Rest of Europe                                       693             518
     USA                                                1,522           1,290
     Rest of World                                        386             349
                                                     ----------      ----------
Total throughput                                        2,911           2,438
                                                     ==========      ==========

Chemicals production (thousand tonnes)
     UK                                                   730             867
     Rest of Europe                                     1,688           1,640
     USA                                                2,257           2,619
     Rest of World                                        702             577
                                                     ----------      ----------
Total production                                        5,377           5,703
                                                     ==========      ==========

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                             Three months ended
                                                                  March 31
                                                                (Unaudited)
                                                            2001            2000
                                                       -------------------------
   Total replacement cost operating profit      - $m       4,680           3,203
   Results included:
   Exploration expense                          - $m         169             131

   Key Statistics:
   Average prices           : Crude oil (a)     - $/bbl    24.80           25.59
   realized by BP
                            : Natural gas       - $/mcf     4.96            2.18

   Brent oil price                              - $/bbl    25.75           26.90

---------------

   (a)   Crude oil and natural gas liquids.


Replacement cost operating profit for the first three months of 2001 was $4,680 million, an increase of $1,477 million over the equivalent period last year. The result for 2001 includes a contribution from ARCO and is after charging depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO acquisition of $456 million. The result reflected higher gas prices, mainly in North America and a strong production performance. Production was at a record level and up 13% on a year ago, with natural gas volumes up 41%; this includes the net effect of the ARCO acquisition and other portfolio changes. Production was at a similar level to a year ago, when measured on a consistent first quarter 2001 portfolio basis. Compared with the fourth quarter of 2000 total production increased by 2%.

During the quarter, two further discoveries were announced offshore Angola in deepwater Block 18 (BP 50% and operator). With these further discoveries at the Cromio and Cobalto wells, all wells drilled to date in Block 18 have led to successful finds. A successful well was drilled in the Rhum field (BP 50% and operator), an earlier discovery in the UK North Sea, for which development is now technically feasible. Since the quarter end, a discovery has been announced at Aspen (BP 80% and operator), a former Vastar property near the BP-operated Troika field, in the Gulf of Mexico deepwater. BP also participated in a significant gas discovery at the IO-1 well on the North West Shelf of Australia (BP 12.5%).

In May 2001, BP announced a natural gas discovery off the east coast of Trinidad.

Capital expenditure during the quarter was $1.9 billion, more than double the level of a year ago reflecting the inclusion of ARCO and expenditure on major projects. 128 rigs were in operation during the quarter, of which 57 were dedicated to increasing North American gas production. The go-ahead for the $1.3 billion Nam Con Son gas project offshore Vietnam was announced. BP is operator with a 26.7% interest in the Lan Tay and Lan Do gas fields and a 32.7% interest in the pipeline.

In the US Gulf of Mexico the $6.6-billion developments of Crazy Horse (BP 75% and operator) and Holstein (BP 50% and operator) fields, and the Mardi Gras Transportation System were also approved by BP.

Since the quarter end, BP announced the completion of the sale of certain UK Southern North Sea gas assets in accord with undertakings given to the European Commission at the time of the ARCO acquisition.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS AND POWER

                                                              Three months ended
                                                                    March 31
                                                                  (Unaudited)
                                                               2001        2000
                                                           ---------------------
  Total replacement cost operating profit       - $m            112         142
  West Texas Intermediate oil price             - $/bbl       28.71       28.86
  Henry Hub gas price (a)                       - $/mmBtu      7.08        2.52
---------------
   (a)   Henry Hub first of the month index.


On January 1, 2001, the natural gas liquids (NGL) business located in North America was moved to Gas and Power from Refining and Marketing. Comparative information has been restated.

The replacement cost operating profit for the first quarter was $112 million compared with $142 million a year ago. Compared with the first quarter of 2000, higher income from increased natural gas sales was more than offset by a fall in profits from NGL sales. The sharp rise in natural gas prices in the first quarter of 2001 combined with a flat oil price led to a significant contraction in NGL margins. The contribution from Ruhrgas was similar to a year ago.

In China, BP was selected as the sole foreign participant to enter exclusive negotiations to secure the position as partner in a joint venture to develop China's first liquefied natural gas (LNG) import terminal. The project comprises an LNG regasification terminal near the city of Shenzhen, with a capacity of three million tonnes a year. This would provide a good strategic fit with BP's existing Asia Pacific natural gas reserves.

During 2000, BP ordered two LNG ships from Samsung Heavy Industries for delivery in 2002/2003, together with options for a further three ships. The first of these options was exercised during the first quarter of 2001.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


REFINING AND MARKETING

                                                              Three months ended
                                                                    March 31
                                                                  (Unaudited)
                                                               2001         2000
                                                          ----------------------
  Total replacement cost operating profit           - $m        753          584
   Global Indicator Refining Margin (a)             - $/bbl    4.25         2.44
---------------

   (a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.


The replacement cost operating profit for the first quarter of 2001 was $753 million, compared with $584 million a year ago. The result for 2001 is after charging depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions of $188 million and special items of $53 million. The special items comprise Burmah Castrol integration costs and rationalization costs in the North European commercial and industrial business. The result reflects considerably higher refining margins, particularly in the USA, compared to the same period in 2000, partly offset by competitive pressure on marketing margins in the USA and the UK, though marketing margins were healthier in continental Europe and Asia. The ARCO and Burmah Castrol acquisitions and the consolidation of the fuels business in Europe also contributed to the increase. The quarter's result was adversely affected by significant scheduled refinery maintenance shutdowns, including those at Texas City and Carson in the USA and at Coryton in the UK. Underlying refining costs have been reduced compared to a year ago, though this effect was more than offset in the first quarter by higher US West Coast refinery fuel and electricity costs. Compared with the fourth quarter of 2000, the global indicator refining margin dropped slightly, with decreases in Europe and Singapore partly offset by increases in the USA.

Retail shop sales in 2001 were significantly higher than in 2000, reflecting the addition of 1,800 ARCO service stations and the consolidation of the fuels business in Europe.

During the quarter, BP launched 38 service station sites in the USA, UK, Australia and New Zealand under the new `BP Connect' concept, bringing the total number of worldwide sites to 42 at the end of March. Rollout of `BP Connect' sites is now underway in a number of cities in these countries. Clean fuels were introduced to an additional eight cities in the quarter bringing the total clean fuels programme to 64 cities worldwide to date.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


CHEMICALS

                                                            Three months ended
                                                                 March 31
                                                                (Unaudited)
                                                            2001            2000
                                                      --------------------------
  Total replacement cost operating profit       - $m          81             259
   Chemicals Indicator Margin (a)               - $/te        93  (b)        113
---------------

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover BP's entire portfolio, it includes a broader range of products than BP's previous indicator. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are Fabrics and Fibres, plastic fabrications, poly alpha olefins, anhydrides, Engineering Polymers and Carbon Fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(b) Provisional. The data for the quarter is based on two months' actual data and one month of provisional data.


Chemicals' replacement cost operating profit for the three months ended March 31, 2001 was $81 million, compared with $259 million for the equivalent period in 2000. The decline in profits reflects lower production and lower margins. Higher feedstock costs, particularly in the USA, due to increased natural gas prices had an adverse impact on margins. Higher natural gas prices also adversely affected operating costs.

Chemicals had a replacement cost operating loss of $82 million for the fourth quarter of 2000, after charging special items of $222 million. In the first quarter of 2001, higher natural gas prices adversely affected operating costs and raised feedstock costs putting increased pressure on margins compared with the fourth quarter of 2000.

Production volumes in the first quarter were affected by olefin plant problems at Grangemouth in Scotland, Lavera in France and Chocolate Bayou in Texas in the USA. With the exception of one unit at Chocolate Bayou which should be back in production in July, the other olefin plants are expected to be operating during the second quarter.

The acquisition from Bayer of the 50% of Erdolchemie BP did not already own was completed on May 2, 2001. BP announced in January 2001 its intention to dispose of its plastic fabrications and fabrics and fibres businesses.

During the quarter, BP, Sinopec and Shanghai Petrochemical submitted a joint feasibility study report to the Chinese State Planning Council for approval of a $2.7-billion ethylene cracker and derivatives complex near Shanghai scheduled to begin operation in 2005.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                          Three months ended
                                                               March 31
                                                              (Unaudited)
                                                          2001            2000
                                                      --------------------------
  Replacement cost operating loss             - $m        (127)           (227)

Other Businesses and Corporate comprises Finance, BP Solar, the Group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities worldwide. Replacement cost operating loss for the three months ended March 31, 2001 was $127 million and $227 million for the three months ended March 31, 2000. There were special charges of $16 million in the three months ended March 31, 2000.

BP Solar production for the quarter was 28% higher than the same quarter a year ago.


EXCEPTIONAL ITEMS

                                                             Three months ended
                                                                  March 31
                                                                 (Unaudited)
                                                             2001          2000
                                                          ----------------------
   Profit (loss) on sale of fixed assets and
   businesses and termination of operations      - $m         218          (157)
   Taxation credit (charge)                      - $m        (113)           33
                                                          ----------------------
   Exceptional items after taxation              - $m         105          (124)
                                                          ----------------------

The net profit for the first three months of 2001 includes the profit on the sale of the Alliance Refinery pipeline system.

OUTLOOK


The trading environment remains broadly positive, in spite of the slowdown in the world economy. Oil and natural gas prices have fallen back from peak levels, but both are expected to remain firm, with oil prices remaining broadly around the target range announced by OPEC.

We expect our production for 2001 to be consistent with our existing growth targets; second quarter production will reflect the usual seasonal effects of lower natural gas offtakes and maintenance shutdowns.

Refining margins should remain relatively strong, supported by low levels of product stocks, though with regional variations. Second quarter refining throughputs are expected to be similar to those of a year ago, as plant comes back on stream following significant first quarter maintenance shutdowns. Marketing margins are likely to reflect more moderate economic growth and continued competition.

In Chemicals, the difficult economic environment will continue to place margins under pressure.

BP will continue to focus on delivering cost-effective growth in production and sales and developing our future options to invest in world-class business opportunities in line with our existing strategy and previously announced targets. In achieving these aims, we will continue to exercise rigorous cost, investment and financial discipline.

A trading statement will be issued around the end of June which will provide an update on the operating environment for the second quarter of 2001.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular the statements under `Outlook', with regard to trends in the trading environment, oil and gas prices, refining, marketing, NGL and chemicals margins, inventory and product stock levels, supply capacity, profitability, results of operation, liquidity or financial position and statements regarding our targets are all forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors; natural disasters and other changes to business conditions; and other factors discussed elsewhere in this report. In addition to factors set forth elsewhere in this report, the factors set forth above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Accounts for 2000 and in the Annual Report on Form 20-F for 2000 filed with the US Securities and Exchange Commission.

2001 DIVIDENDS

On May 8, 2001, BP p.l.c. announced a first quarterly dividend for 2001 of 5.25 cents per ordinary share of 25 cents (ordinary shares), representing $0.315 per American Depositary Share (ADS) amounting to $1,178 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was May 18, 2001, with payment to be made on June 11, 2001.

The dividend payable on June 11, 2001 entitles qualifying US ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.035) attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.315, a gross dividend for tax purposes of $0.350 and a potential tax credit of $0.035 per ADS.

There is a Dividend Reinvestment Plan whereby holders of ordinary shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities.

A dividend reinvestment facility is, however, available for holders of ADSs through the Direct Access Plan of Morgan Guaranty Trust Company of New York.

Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on June 11, 2001.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME


                                                                    Three months ended
                                                                         March 31
                                                                        (Unaudited)
                                                                    2001            2000
                                                                  ($ million, except per
                                                                      share amounts)
Turnover - Note 2                                                  45,700          33,091
Less: joint ventures                                                  288           5,380
                                                                 ----------      ----------
Group turnover                                                     45,412          27,711

Replacement cost of sales                                          36,960          22,166
Production taxes - Note 3                                             583             498
                                                                 ----------      ----------
Gross profit                                                        7,869           5,047
Distribution and administration expenses                            2,727           1,379
Exploration expense - Note 4                                          169             131
                                                                 ----------      ----------
                                                                    4,973           3,537
Other income                                                          195              84
                                                                 ----------      ----------
Group replacement cost operating profit                             5,168           3,621
Share of profits of joint ventures                                    102             169
Share of profits of associated undertakings                           229             171
                                                                 ----------      ----------
Total replacement cost operating profit - Notes 5 and 6             5,499           3,961
Profit (loss) on sale of fixed assets and businesses - Note 7         218            (157)
                                                                 ----------      ----------
                                                                 ----------      ----------
Replacement cost profit before interest and tax - Note 5            5,717           3,804
Inventory holding gains (losses) - Note 8                            (238)            532
                                                                 ----------      ----------
Historical cost profit before interest and tax                      5,479           4,336
Interest expense - Note 9                                             446             296
                                                                 ----------      ----------
Profit before taxation                                              5,033           4,040
Taxation - Note 10                                                  1,718             887
                                                                 ----------      ----------
Profit after taxation                                               3,315           3,153
Minority shareholders' interest                                       (11)            (68)
                                                                 ----------      ----------
Profit for the period                                               3,304           3,085
                                                                 ==========      ==========
Earnings per ordinary share - cents (a)
     Basic                                                          14.70           15.88
     Diluted                                                        14.61           15.77
                                                                 ----------      ----------
Earnings per American depositary share - cents (a)
     Basic                                                          88.20           95.28
     Diluted                                                        87.66           94.62
                                                                 ----------      ----------

Average number of outstanding ordinary shares (millions)           22,474          19,427
                                                                 ==========      ==========

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET



                                                      March 31, 2001              December 31, 2000
                                                       (Unaudited)
                                                                           ($ million)
Fixed assets
   Intangible assets                                             16,415                     16,893
   Tangible assets                                               74,175                     75,173
   Investments                                                   11,469                     11,753
                                                              -----------                 ----------
                                                                102,059                    103,819
Current assets
   Business held for resale                            654                         636
   Inventories                                       8,659                       9,234
   Receivables                                      29,377                      28,418
   Investments                                         959                         661
   Cash at bank and in hand                          1,188                       1,170
                                                  ----------                 -----------
                                                    40,837                      40,119
                                                  ----------                 -----------

Current liabilities - falling due within one year
   Finance debt                                      4,106                       6,418
   Accounts payable and accrued liabilities         31,533                      30,729
                                                  ----------                 -----------
                                                    35,639                      37,147
                                                  ----------                 -----------

Net current assets                                                5,198                      2,972
                                                              -----------                 ----------
Total assets less current liabilities                           107,257                    106,791

Noncurrent liabilities
   Finance debt                                     14,682                      14,772
   Accounts payable and accrued liabilities          5,550                       5,223
   Provisions for liabilities and charges           12,318                      12,795
                                                  ----------                 -----------
                                                                 32,550                     32,790
                                                              -----------                 ----------
Net assets                                                       74,707                     74,001
Minority shareholders' interest                                     602                        585
                                                              -----------                 ----------

BP shareholders' interest (a) - Note 14                          74,105                     73,416
                                                              ===========                 ==========

Represented by:
Capital shares
   Preference                                                        21                         21
   Ordinary                                                       5,621                      5,632
Paid-in surplus                                                   3,840                      3,770
Merger reserve                                                   26,899                     26,869
Retained earnings                                                37,298                     36,668
Other reserves                                                      426                        456
                                                              -----------                 ----------
                                                                 74,105                     73,416
                                                              ===========                 ==========


---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF CASHFLOWS

                                                      Three months ended
                                                           March 31
                                                          (Unaudited)
                                                      2001            2000
                                                         ($ million)
Net cash inflow from operating activities             6,740           2,764
                                                   ----------      ----------
Dividends from joint ventures                            12             195
                                                   ----------      ----------
Dividends from associated undertakings                  110              31
                                                   ----------      ----------
Servicing of finance and returns on investments
Interest received                                        91              35
Interest paid                                          (361)           (224)
Dividends received                                        8               1
Dividends paid to minority shareholders                   -              (2)
                                                   ----------      ----------
Net cash outflow from servicing of finance             (262)           (190)
and returns on investments
                                                   ----------      ----------
Taxation
UK corporation tax                                     (204)           (200)
Overseas tax                                             65            (337)
                                                   ----------      ----------
Tax paid                                               (139)           (537)
                                                   ----------      ----------

Capital expenditure
Payments for fixed assets                            (2,577)         (1,421)
Proceeds from the sale of fixed assets                  694             406
                                                   ----------      ----------
Net cash outflow for capital expenditure             (1,883)         (1,015)
                                                   ----------      ----------

Acquisitions and disposals
Investments in associated undertakings                (120)           (197)
Acquisitions                                             -            (869)
Net investment in joint ventures                       (61)             (2)
Proceeds from the sale of businesses                      -              25
                                                   ----------      ----------
Net cash outflow for acquisitions and disposals        (181)         (1,043)
                                                   ----------      ----------
Equity dividends paid                                (1,181)           (971)
                                                   ----------      ----------
Net cash inflow (outflow)                             3,216            (766)
                                                   ==========      ==========

Financing                                             2,866              77
Management of liquid resources                          302              20
Increase (decrease) in cash                              48            (863)
                                                   ----------      ----------
                                                      3,216            (766)
                                                   ==========      ==========

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF CASHFLOWS - continued


                                                             Three months ended
                                                                  March 31
                                                                 (Unaudited)
                                                             2001          2000
                                                              ($ million)
Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities
Historical cost profit before interest and tax               5,479        4,336
Depreciation and amounts provided                            2,140        1,195
Exploration expenditure written off                            108           66
Share of profits of joint ventures and                        (331)        (453)
associated undertakings
Interest and other income                                     (103)         (47)
(Profit) loss on sale of fixed assets and businesses          (218)         171
Charge for provisions                                          165          155
Utilization of provisions                                     (306)        (204)
Decrease (increase) in stocks                                  358         (255)
Increase in debtors                                         (1,069)      (1,140)
Increase (decrease) in creditors                               517       (1,060)
                                                          ----------  ----------
Net cash inflow from operating activities                    6,740        2,764
                                                          ==========  ==========

Financing
Long-term borrowing                                           (517)        (312)
Repayments of long-term borrowing                              146           93
Short-term borrowing                                          (161)        (623)
Repayments of short-term borrowing                           2,955          950
                                                          ----------  ----------
                                                             2,423          108

Issue of ordinary share capital                                (56)         (31)
Repurchase of share capital                                    499            -

                                                          ----------  ----------
Net cash outflow from financing                              2,866           77
                                                          ==========  ==========

---------------


(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS


                                                      Three months ended
                                                           March 31
                                                          (Unaudited)
                                                      2001            2000
                                                         ($ million)
By business

Exploration and Production
     UK                                                 168             163
     Rest of Europe                                      65              24
     USA                                                927             381
     Rest of World                                      706             295
                                                   ----------      ----------
                                                      1,866             863
                                                   ----------      ----------
Gas and Power
     UK                                                   8               2
     Rest of Europe                                       9               1
     USA                                                  8               1
     Rest of World                                        -               9
                                                   ----------      ----------
                                                         25              13
                                                   ----------      ----------
Refining and Marketing
     UK (a)                                             111             889
     Rest of Europe                                      47              44
     USA                                                180              76
     Rest of World                                       32              87
                                                   ----------      ----------
                                                        370           1,096
                                                   ----------      ----------
Chemicals
     UK                                                  66             152
     Rest of Europe                                      16              33
     USA                                                 78              39
     Rest of World (b)                                   56             267
                                                   ----------      ----------
                                                        216             491
                                                   ----------      ----------

Other businesses and corporate                           60              53
                                                   ----------      ----------
                                                      2,537           2,516
                                                   ==========      ==========
By geographical area
     UK                                                 394           1,248
     Rest of Europe                                     139             106
     USA                                              1,210             497
     Rest of World                                      794             665
                                                   ----------      ----------
                                                   ----------      ----------
                                                      2,537           2,516
                                                   ==========      ==========


---------------

(a) 1Q 2000 includes $869 million for the purchase of some 19.5% of Burmah Castrol's issued ordinary share capital. The remainder of its share capital was purchased in 3Q 2000.
(b) 1Q 2000 includes $210 million for the subvention of Singapore Aromatics Company bank loans.

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS


                                                          Three months ended
                                                               March 31
                                                              (Unaudited)
                                                          2001            2000
Average oil realizations - $/bbl
     UK                                                   25.04           26.23
     USA                                                  24.79           24.52
     Rest of World                                        23.52           26.26
     BP average                                           24.80           25.59

     Brent oil price                                      25.75           26.90
     West Texas Intermediate oil price                    28.71           28.86

Average natural gas realizations - $/mcf
     UK                                                    3.53            2.23
     USA                                                   7.13            2.34
     Rest of World                                         3.37            1.90
     BP average                                            4.96            2.18

Henry Hub gas price (mmBtu) (a)                            7.08            2.52

Global Indicator Refining Margins (b) - $/bbl
     Northwest Europe                                      2.35            2.07
     US Gulf Coast                                         6.69            2.68
     US West Coast                                        10.94             n/a
     Singapore                                             0.70            2.42
     BP average                                            4.25            2.44

Chemicals Indicator Margin (c) - $/te                        93 (d)         113

---------------

(a)  Henry Hub First of Month Index.

(b) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

(c) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover BP's entire portfolio, it includes a broader range of products than BP's previous indicator. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are Fabrics and Fibres, plastic fabrications, poly alpha olefins, anhydrides, Engineering Polymers and Carbon Fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(d) Provisional. The data for the quarter is based on two months' actual data and one month of provisional data.


US dollar/sterling exchange rates
                                                        Three months ended
                                                             March 31
                                                           (Unaudited)
                                                       2001            2000

Average rates for the period                            1.46            1.60
Period-end rates                                        1.44            1.59
                                                     =========      ==========

                           BP p.l.c. AND SUBSIDIARIES
         SPECIAL ITEMS AND ACQUISITION AMORTIZATION BY SEGMENT (PRE-TAX)


                                                      Three months ended
                                                           March 31
                                                          (Unaudited)
                                                      2001            2000
                                                         ($ million)
Special items

     Exploration and Production
     UK                                                   -               -
     Rest of Europe                                       -               -
     USA                                                  -               -
     Rest of World                                        -              24
                                                   ----------      ----------
                                                          -              24
                                                   ----------      ----------
     Gas and Power
     UK                                                   -               -
     Rest of Europe                                       -               -
     USA                                                  -               -
     Rest of World                                        -               -
                                                   ----------      ----------
                                                          -               -
                                                   ----------      ----------
     Refining and Marketing
     UK                                                  15               -
     Rest of Europe                                      26               -
     USA                                                  4               -
     Rest of World                                        8               -
                                                   ----------      ----------
                                                         53               -
                                                   ----------      ----------
     Chemicals
     UK                                                   -               -
     Rest of Europe                                       -               -
     USA                                                  -               -
     Rest of World                                        -               -
                                                   ----------      ----------
                                                          -               -
                                                   ----------      ----------
     Other businesses and corporate
     UK                                                   -               -
     Rest of Europe                                       -               -
     USA                                                  -              16
     Rest of World                                        -               -
                                                   ----------      ----------
                                                          -              16
                                                   ==========      ==========
                                                   ----------      ----------
     Total                                               53              40
                                                   ==========      ==========

Acquisition amortization

     Exploration and Production
     UK                                                   29               -
     USA                                                 392               -
     Rest of World                                        35               -
                                                    ----------      ----------
                                                         456               -
                                                    ----------      ----------
     Refining and Marketing
     UK                                                  104               -
     USA                                                  84               -
                                                    ----------      ----------
                                                         188               -
                                                    ==========      ==========
     Total                                               644               -
                                                    ==========      ==========

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2000 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.
                                                     Three months ended
                                                         March 31
                                                        (Unaudited)
                                                    2001            2000
                                                       ($ million)
2.   Turnover
     By business
     Exploration and Production                     9,117           6,504
     Gas and Power                                 12,080           3,255
     Refining and Marketing                        28,523          19,696
     Chemicals                                      2,689           2,781
     Other businesses and corporate                   169              41
                                                 ----------      ----------
                                                   52,578          32,277
     Less: sales between businesses                 7,166           4,566
                                                 ----------      ----------
     Group excluding joint ventures                45,412          27,711
     Sales of joint ventures                          288           5,380
                                                 ----------      ----------
                                                   45,700          33,091
                                                 ==========      ==========

     By geographical area
     UK                                            11,940          10,350
     Rest of Europe                                 8,975           1,874
     USA                                           22,491          12,973
     Rest of World                                  9,691           6,360
                                                 ----------      ----------
                                                   53,097          31,557
     Less: Sales between areas                      7,685           3,846
                                                 ----------      ----------
     Group excluding joint ventures                45,412          27,711
                                                 ==========      ==========
     Sales of joint ventures
     UK                                                 -           1,360
     Rest of Europe                                     -           5,007
     USA                                               87               -
     Rest of World                                    201             121
                                                 ----------      ----------
                                                      288           6,488
     Less: sales between areas                          -           1,108
                                                 ----------      ----------
                                                      288           5,380
                                                 ==========      ==========
3.   Production taxes
     UK petroleum revenue tax                         238             190
     Overseas production taxes                        345             308
                                                 ----------      ----------
                                                      583             498
                                                 ==========      ==========
4.   Exploration expense
     Exploration and Production
         UK                                             4               8
         Rest of Europe                                 2               4
         USA                                           93              35
         Rest of World                                 70              84
                                                 ----------      ----------
                                                      169             131
                                                 ==========      ==========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

5.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. For further discussion of replacement cost operating profit see Item 3 of BP`s Annual Report on Form 20-F for the year ended December 31, 2000.


                                                         Three months ended
                                                              March 31
                                                             (Unaudited)
                                                         2001            2000
                                                            ($ million)
6.   Total replacement cost operating profit
     By business
     Exploration and Production
     UK                                                  1,154           1,088
     Rest of Europe                                        226             188
     USA                                                 2,125           1,191
     Rest of World                                       1,175             736
                                                      ----------      ----------
                                                         4,680           3,203
                                                      ----------      ----------
     Gas and Power
     UK                                                     12              (5)
     Rest of Europe                                         62              55
     USA                                                    35              14
     Rest of World                                           3              78
                                                      ----------      ----------
                                                           112             142
                                                      ----------      ----------
     Refining and Marketing
     UK                                                   (111)             33
     Rest of Europe                                        136              36
     USA                                                   607             409
     Rest of World                                         121             106
                                                      ----------      ----------
                                                           753             584
                                                      ----------      ----------
     Chemicals
     UK                                                    (50)            (31)
     Rest of Europe                                         80              78
     USA                                                    13             168
     Rest of World                                          38              44
                                                      ----------      ----------
                                                            81             259
                                                      ----------      ----------
     Other businesses and corporate                       (127)           (227)
                                                      ----------      ----------
                                                         5,499           3,961
                                                      ==========      ==========
     By geographical area
     UK                                                    927             974
     Rest of Europe                                        485             366
     USA                                                 2,712           1,652
     Rest of World                                       1,375             969
                                                      ----------      ----------
                                                      ----------      ----------
                                                         5,499           3,961
                                                      ==========      ==========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                        Three months ended
                                                             March 31
                                                            (Unaudited)
                                                        2001            2000
                                                           ($ million)
7.   Analysis of exceptional items
     Profit (loss) on sale of fixed assets and
     businesses and termination of operations
     Exploration and Production                           (42)             38
     Gas and Power                                         (1)              -
     Refining and Marketing                               265              19
     Chemicals                                             (6)           (210)
     Other businesses and corporate                         2              (4)
                                                     ----------      ----------
                                                     ----------      ----------
     Total exceptional items before taxation              218            (157)
                                                     ==========      ==========

8.   Inventory holding gains (losses)
     Exploration and Production                             9               1
     Gas and Power                                        (11)              5
     Refining and Marketing                              (243)            463
     Chemicals                                              7              63
                                                     ----------      ----------
                                                     ----------      ----------
                                                         (238)            532
                                                     ==========      ==========
9.   Interest expense
     Group interest payable (a)                           367             231
     Capitalized                                          (34)            (15)
                                                     ----------      ----------
                                                          333             216
     Joint ventures                                        20              14
     Associated undertakings                               40              30
     Unwinding of discount on provisions                   53              36
                                                     ----------      ----------
                                                          446             296
                                                     ==========      ==========
---------------
(a) Interest expense for the first quarter of 2001 includes a charge of $10 million relating to the early redemption of debt.

10.  Charge for taxation
     United Kingdom                                      272             317
     Overseas                                          1,446             570
                                                    ----------      ----------
                                                    ----------      ----------
                                                       1,718             887
                                                    ==========      ==========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                            Three months ended
                                                                 March 31
                                                                (Unaudited)
                                                            2001            2000
                                                               ($ million)

11.  Return on average capital employed (ROACE)

     Replacement cost basis
     RC profit before exceptional items                     3,437        2,677
     Interest                                                 446          296
     Minority shareholders' interest                           11           68
                                                         ----------   ----------
                                                         ----------   ----------
                                                            3,894        3,041
                                                         ==========   ==========
                                                         ==========   ==========
     Average Capital Employed                              94,343       59,571
     ROACE                                                     17%          20%
                                                         ----------   ----------
                                                         ----------   ----------

     Acquisitions and special items adjustments
     Acquisition amortization                                 644            -
     Special items (post tax)                                  37           30
     Average Capital Employed acquisition adjustment (a)   20,953            -
     ROACE - Pro forma basis (b)                               25%          21%
                                                         ----------   ----------
                                                         ----------   ----------

     Historical cost basis
     Historical cost profit after exceptional items         3,304        3,085
     Interest                                                 446          296
     Minority shareholders' interest                           11           68
                                                         ----------   ----------
                                                         ----------   ----------
                                                            3,761        3,449
                                                         ==========   ==========
                                                         ==========   ==========

     ROACE                                                     16%          23%
                                                         ==========   ==========
                                                         ==========   ==========
---------------
(a) Acquisition adjustment refers to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.
(b) Based on the pro forma result adjusted for special items and capital employed excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.

12.  Analysis of changes in net debt
     Opening balance
     Finance debt                                          21,190       14,544
     Less: Cash                                             1,170        1,331
           Current asset investments                          661          220
                                                         ---------   ----------
     Opening net debt                                      19,359       12,993
                                                         ---------   ----------
     Closing balance
     Finance debt                                          18,788       14,357
     Less: Cash                                             1,188          462
           Current asset investments                          959          274
                                                          ---------   ----------
     Closing net debt                                      16,641       13,621
                                                          ---------   ----------
     Decrease (increase) in net debt                        2,718         (628)
                                                         ==========   ==========

     Movement in cash/bank overdrafts                          48         (863)
     Increase in current asset investments                    302           20
     Net cash outflow from financing
         (excluding share capital)                          2,423          108
     Other movements                                           31           56
                                                          ---------   ----------
                                                          ---------   ----------
     Movements in net debt before exchange effects          2,804         (679)
     Exchange adjustments                                     (86)          51
                                                          ---------   ----------
     Decrease (increase) in net debt                        2,718         (628)
                                                          =========   ==========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                          Three months ended
                                                               March 31
                                                              (Unaudited)
                                                         2001             2000
                                                             ($ million)

  13.  Net debt ratio - net debt: net debt + equity
       Gross debt                                       18,788          14,357
       Cash and current asset investments                2,147             736
                                                       ---------      ----------
       Net debt                                         16,641          13,621
       Equity                                           74,707          45,899
                                                       ---------      ----------
       Net debt ratio                                       18%             23%
       Acquisition adjustment (a)                       20,631               -
                                                       ---------      ----------
       Net debt ratio - pro forma basis (b)                 24%             23%
                                                       =========      ==========
---------------

  (a) Acquisition adjustment refers to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.
  (b) Based on equity excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.

  14.  Movement in BP shareholders' interest                          $ million
                                                                     (Unaudited)

       Balance at December 31, 2000                                     73,416

       Profit for the period                                             3,304
       Distribution to shareholders                                     (1,178)
       Currency translation differences                                   (994)
       Employee share schemes                                               56
       Share buyback                                                      (499)
                                                                       ---------
       Balance at March 31, 2001                                        74,105
                                                                       =========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles

     The following is a summary of the adjustments to profit for the period and to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

     Profit for the period                                                      Three months ended
                                                                                     March 31
                                                                                    (Unaudited)
                                                                               2001            2000
                                                                                   ($ million)
     Profit as reported in the consolidated statement of income               3,304           3,085

     Adjustments:
                                                                              ----------      ----------
     Depreciation charge                                                       (264)            (19)
     Decommissioning and environmental expense                                 (105)            (68)
     Onerous property leases                                                     (7)             (7)
     Derivative financial instruments                                          (152)              -
     Interest expense                                                            53              36
     Deferred taxation                                                          (38)           (514)
     Other                                                                        5              15
                                                                              ----------      ----------

                                                                               (508)           (557)
                                                                              --------        --------
                                                                              --------        --------
     Profit for the period before  cumulative  effect of accounting  change as
     adjusted to accord with US GAAP                                          2,796           2,528

     Cumulative effect of accounting change:
          Derivative financial instruments                                      (18)              -
                                                                              --------        --------
                                                                              --------        --------

     Profit for the period as adjusted to accord with US GAAP                 2,778           2,528
                                                                              ========        ========
                                                                              ========        ========

     Profit for the period as adjusted:
     Per ordinary share  - cents
         Basic - before cumulative effect of accounting change                12.44           13.01
         Cumulative effect of accounting change                               (0.08)              -
                                                                              --------        --------
                                                                              --------        --------

                                                                              12.36           13.01
                                                                              --------        --------
                                                                              --------        --------

         Diluted - before cumulative effect of accounting change              12.36           12.92
         Cumulative effect of accounting change                               (0.08)              -
                                                                              --------        --------
                                                                              --------        --------

                                                                              12.28           12.92
                                                                              --------        --------
                                                                              --------        --------

     Per American Depositary Share  - cents (a)
         Basic - before cumulative effect of accounting change                74.64           78.06
         Cumulative effect of accounting change                               (0.48)              -
                                                                              --------        --------
                                                                              --------        --------

                                                                              74.16           78.06
                                                                              --------        --------
                                                                              --------        --------

         Diluted - before cumulative effect of accounting change              74.16           77.52
         Cumulative effect of accounting change                               (0.48)              -
                                                                              --------        --------
                                                                              --------        --------

                                                                              73.68           77.52
                                                                              --------        --------

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued



     BP shareholders' interest                                     March 31, 2001     December 31, 2000 (b)
                                                                    (Unaudited)
                                                                                 ($ million)
     BP shareholders' interest as reported
     in the consolidated balance sheet                                 74,105                    73,416

     Adjustments:
                                                                      ------------            -----------
       Fixed assets                                                     8,534                     8,777
       Ordinary shares held for future awards to employees               (316)                     (360)
       Sale and leaseback of Chicago office building                     (413)                     (413)
       Decommissioning and environmental provisions                    (1,066)                     (921)
       Onerous property leases                                             99                       105
       Derivative financial instruments                                  (144)                        -
       Deferred taxation                                              (15,767)                  (15,843)
       Quarterly dividend                                               1,178                     1,178
       Pension liability adjustment                                      (145)                     (145)
       Other                                                             (119)                     (128)
                                                                     ------------             -----------
                                                                       (8,159)                   (7,750)
                                                                     ------------              ----------
     BP shareholders' interest as adjusted
     to accord with US GAAP                                             65,946                   65,666
                                                                      ==========               ==========

---------------
(a)  One American Depositary Share is equivalent to six ordinary shares.

(b) As reported in Note 43 of Notes to Financial Statements included in BP's Annual Report on Form 20-F for the year ended December 31, 2000.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                                Three months ended
                                                                     March 31
                                                                    (Unaudited)
                                                                2001            2000
                                                                   ($ million)
     Operating activities
     Profit after taxation                                      3,315           3,153
     Adjustments to reconcile profits after tax to
     net cash provided by operating activities
     Depreciation and amounts provided                          2,140           1,195
     Exploration expense                                          108              66
     Share of profits of joint ventures and
     associates less dividends received                           (63)           (131)
     (Profit) loss on sale of businesses and fixed assets        (218)            171
     Working capital movement (see analysis below)              1,354          (1,968)
     Other                                                       (141)           (110)
                                                             ----------      ----------
     Net cash provided by operating activities                  6,495           2,376
                                                             ----------      ----------

     Investing activities
     Capital expenditures                                      (2,611)         (1,436)
     Acquisitions, net of cash acquired                             -            (869)
     Investment in associated undertakings                       (120)           (197)
     Net investment in joint ventures                             (61)             (2)
     Proceeds from disposal of assets                             694              431
                                                             ----------      ----------
     Net cash used in investing activities                     (2,098)         (2,073)
                                                             ----------      ----------

     Financing activities
     Net proceeds from shares (repurchased) issued               (443)             31
     Proceeds from long-term financing                            517             312
     Repayments of long-term financing                           (146)            (93)
     Net decrease in short-term debt                           (2,794)           (327)
     Dividends paid   -    BP                                  (1,181)           (971)
                      -    Minority shareholders                    -              (2)
                                                             ----------      ----------
     Net cash used in financing activities                     (4,047)         (1,050)
                                                            ----------      ----------
                                                            ----------      ----------
     Currency translation differences relating to                (34)             28
     cash and cash equivalents
                                                            ----------      ----------
     Increase (decrease) in cash and cash equivalents            316            (719)
                                                            ----------      ----------
                                                            ----------      ----------
     Cash and cash equivalents at beginning of period          1,831           1,455
                                                            ----------      ----------
                                                            ----------      ----------
     Cash and cash equivalents at end of period                2,147             736
                                                            ==========      ==========
                                                            ==========      ==========

     Analysis of working capital movement
     Decrease (increase) in inventories                          358            (255)
     Increase in receivables                                  (1,044)         (1,097)
     Increase (decrease) in current liabilities
         (excluding finance debt)                              2,040            (616)
                                                            ----------      ----------
     Total working capital movement                            1,354          (1,968)
                                                            ==========      ==========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Earnings per share

     Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:


                                                                                 Three months ended
                                                                                      March 31
                                                                                     (Unaudited)
                                                                                 2001            2000
                                                                                  (shares million)
     Weighted average number of ordinary shares                                 22,474          19,427
     Ordinary shares issuable under employee share schemes                         140             136
                                                                              ----------      ----------
                                                                                22,614          19,563
                                                                              ==========      ==========


     Comprehensive income

     The components of comprehensive income, net of related tax are as follows:

                                                                                 Three months ended
                                                                                      March 31
                                                                                     (Unaudited)
                                                                                 2001            2000
                                                                                    ($ million)
     Profit for the period as adjusted to accord with US GAAP                    2,778           2,528
     Currency translation differences                                             (994)           (495)
     Derivative financial instruments                                               23               -
     Pension liability                                                               -               -
                                                                              ----------      ----------
     Comprehensive income                                                        1,807           2,033
                                                                              ==========      ==========

     Accumulated other comprehensive income at March 31, 2001 and December 31, 2000 was $(4,998) million and $(4,027) million, respectively.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     Accounting for associated undertakings and joint ventures

     Under the provisions of UK Financial Reporting Standard No.9 `Associates and Joint Ventures', the Company includes its share of the results of associated undertakings and joint ventures (JVs) within various captions in the consolidated statement of income. Under US GAAP, the Company's share of the after tax profit or loss of associated undertakings and joint ventures would be recognized as a single amount. The following summarizes the reclassifications necessary to accord with US GAAP.

                                                                        Three months ended March 31, 2001
                                                                                   (Unaudited)
                                                          --------------------------------------------------------------
                                                                             As                                 US GAAP
                                                                       Reported    Reclassification        Presentation
                                                          --------------------------------------------------------------
                                                                                   ($ million)
     Consolidated statement of income
     Other income                                                          195                 185                 380
     Share of profits of JVs and associated undertakings                   331                (331)                  -
     Exceptional items before taxation                                     218                   -                 218
     Inventory holding gains (losses)                                     (238)                  -                (238)
     Interest expense                                                      446                 (60)                386
     Taxation                                                            1,718                 (86)              1,632
     Profit for the period                                               3,304                   -               3,304


                                                                        Three months ended March 31, 2000
                                                                                   (Unaudited)
                                                          --------------------------------------------------------------
                                                                             As                                 US GAAP
                                                                       Reported    Reclassification        Presentation
                                                          --------------------------------------------------------------
                                                                                   ($ million)
     Consolidated statement of income
     Other income                                                           84                 357                 441
     Share of profits of JVs and associated undertakings                   340                (340)                  -
     Exceptional items before taxation                                    (157)                (14)               (171)
     Inventory holding gains (losses)                                      532                 (99)                433
     Interest expense                                                      296                 (44)                252
     Taxation                                                              887                 (52)                835
     Profit for the period                                               3,085                   -               3,085


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued


     Derivative instruments and hedging activities

     On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133 `Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) as amended by Statement Nos. 137 and 138, for US GAAP reporting.

     SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

     The Group's accounting policies under UK GAAP do not satisfy the criteria for hedge accounting under SFAS 133. The Group does not intend to modify its practice under UK GAAP.

     In the normal course of business the group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The group also manages certain of its exposures to movements in oil and natural gas prices. In addition, we trade derivatives in conjunction with these risk management activities.

     Risk management activities

     The main underlying economic currency of the Group's cash flows is the US dollar. This is because BP's major product, oil, is priced internationally in US dollars. BP's foreign exchange management policy is to minimize economic and material transactional exposure from currency movements against the US dollar. The Group co-ordinates the handling of foreign exchange risks centrally by netting off naturally occurring opposite exposures wherever possible, to reduce the risks, and then dealing with any material residual foreign exchange risks. Most of the Group's borrowings are in US dollars, are hedged with respect to the US dollar, or are swapped into dollars where this achieves a lower cost of financing. Significant residual non-US dollar exposures are managed using a range of derivatives, primarily forward contracts. The most significant of such exposures are the sterling-based capital leases, that part of the quarterly dividend which is paid in sterling, the sterling cash flow requirements for UK Corporation Tax, and the capital expenditure and operational requirements of Exploration and Production in the UK.

     BP is exposed to interest rate risk on short and long-term floating instruments and as a result of the refinancing of fixed rate finance debt. Consequently, as well as managing the currency and the maturity of debt, the Group manages interest costs through the balance between generally lower-cost floating rate debt which has inherently higher risk, and generally more expensive but lower-risk, fixed rate debt. The Group is exposed predominantly to US dollar LIBOR interest rates as borrowings are mainly denominated in, or swapped into, US dollars. The BP Group uses derivatives, primarily interest rate swap contracts, to achieve the required mix between fixed and floating rate debt.

     The Group's risk management policy with respect to oil price risk is to manage only those exposures associated with the immediate operational programme for certain of its equity share of production and certain of its refinery and marketing activities. To this end, BP's oil trading division uses the full range of conventional oil price-related financial and commodity derivatives available in the oil markets including swaps, futures and option contracts.

     BP's general policy with respect to natural gas price risk is to manage only a portion of its exposure to price fluctuations. Natural gas swaps, options and futures are used to convert specific sales and purchases contracts from fixed prices to market prices. Swaps are also used to hedge exposure to price differentials between locations. We also use derivatives to fix prices which are favourable with respect to our forecast future prices.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued



     Trading activities

     The Group maintains active trading positions in a variety of derivatives including oil price swaps, options and futures contracts, foreign currency forwards and futures contracts and natural gas price swap contracts. This activity is undertaken in conjunction with risk management activities. Derivatives held for trading purposes are marked to market and any gain or loss recognized in the income statement. For traded derivatives, many positions have been neutralized, with trading initiatives being concluded by taking opposite positions to fix a gain or loss, thereby achieving a zero net market risk.


     Impact of new accounting standard

     All oil price derivatives and all derivatives held for trading are currently carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period. For those derivative instruments, there is no impact of adopting SFAS 133 on the Group's results of operations and financial position, as adjusted to accord with US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. The cumulative effect of adopting SFAS 133 resulted in a pre tax charge to income, as adjusted to accord with US GAAP, of $27 million ($18 million after tax) and a pre tax credit to other comprehensive income of $57 million ($37 million after tax). The net gain included in other comprehensive income as of January 1, 2001 is expected to be reclassified into earnings during 2001. During the first quarter of 2001 a pre-tax credit of $22 million ($14 million after tax) included in other comprehensive income was reclassified into earnings. Under US GAAP the fair values of derivative financial instruments would be shown as current assets and liabilities as appropriate.

     Because the Company does not intend to modify its accounting practice to satisfy the criteria for hedge accounting under SFAS 133, the Group's results of operations, as adjusted to accord with US GAAP, will not necessarily be representative of the results it would report if US GAAP were used to prepare the consolidated financial statements of the BP Group and the Group sought to meet the hedge criteria of SFAS 133.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Restatement of 2000 segment information

     On January 1, 2001 the natural gas liquids (NGL) operations located in the USA and Canada, were moved to the Gas and Power business from Refining and Marketing. Comparative information for 2000 has been restated as shown below.

                                                                   First    Second      Third     Fourth
                                                                 Quarter   Quarter    Quarter    Quarter      2000
                                                               ----------------------------------------------------
                                                               ----------------------------------------------------

                                                                                   ($ million)

    Replacement cost operating profit

    Previously reported Refining and Marketing total                674     1,271      1,048        915     3,908

    Previously reported Gas and Power total                          52        26         48         60       186
                                                               ====================================================
                                                               ====================================================

    Restated as:

    Refining and Marketing

      UK                                                             33       148         63        (71)      173

      Rest of Europe                                                 36       130        233        354       753

      USA                                                           409       814        600        388     2,211

      Rest of World                                                 106        91         68        121       386
                                                               ----------------------------------------------------
                                                               ----------------------------------------------------

                                                                    584     1,183        964        792     3,523
                                                               ====================================================
                                                               ====================================================

    Gas and Power

      UK                                                             (5)        4         14          1        14

      Rest of Europe                                                 55        11         28         54       148

      USA                                                            14        47         14         29       104

      Rest of World                                                  78        52         76         99       305
                                                               ----------------------------------------------------
                                                               ----------------------------------------------------

                                                                    142       114        132        183       571
                                                               ====================================================
                                                               ====================================================


    Turnover

    Previously reported Refining and Marketing total             20,778    25,120     32,555     34,362   112,815

    Previously reported Gas and Power total                       2,173     2,772      4,237      6,899    16,081
                                                               ====================================================
                                                               ====================================================

    Restated as:

    Refining and Marketing                                       19,696    24,168     31,311     32,708   107,883

    Gas and Power                                                 3,255     3,724      5,481      8,553    21,013
                                                               ====================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.  Restatement of 2000 segment information - concluded

                                                                   First    Second      Third     Fourth
                                                                 Quarter   Quarter    Quarter    Quarter      2000
                                                               ----------------------------------------------------
                                                               ----------------------------------------------------

                                                                                   ($ million)

    Exceptional items

    Previously reported Refining and Marketing total                 19         5        160        (85)       99

    Previously reported Gas and Power total                           -         -          -          -         -
                                                               ====================================================
                                                               ====================================================

    Restated as:

    Refining and Marketing                                           19         5        161        (87)       98

    Gas and Power                                                     -         -         (1)         2         1
                                                               ====================================================
                                                               ====================================================

    Capital expenditure and acquisitions

    Previously reported Refining and Marketing total              1,102       518      5,504      1,626     8,750

    Previously reported Gas and Power total                           7        57        114        101       279
                                                               ====================================================
                                                               ====================================================

    Restated as:

    Refining and Marketing

      UK                                                            889        29      4,098        393     5,409

      Rest of Europe                                                 44        65      1,275        328     1,712

      USA                                                            76       334         30        652     1,092

      Rest of World                                                  87        76         90        227       480
                                                               ----------------------------------------------------
                                                               ----------------------------------------------------

                                                                  1,096       504      5,493      1,600     8,693
                                                               ====================================================
                                                               ====================================================

    Gas and Power

      UK                                                              2        28         78         86       194

      Rest of Europe                                                  1         1          1         13        16

      USA                                                             1        30         37          5        73

      Rest of World                                                   9        12          9         23        53
                                                               ----------------------------------------------------
                                                               ----------------------------------------------------

                                                                     13        71        125        127       336
                                                               ====================================================

17.     Condensed Consolidating Information

        The following information is presented in accordance with the financial reporting rules of the Securities and Exchange Commission regarding issuers and guarantors of guaranteed securities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.      Condensed consolidating information - continued

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
Income statement                                BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

Three months ended March 31, 2001

Turnover                                                -           604           -      45,700           (604)     45,700

Less: Joint ventures                                    -             -           -         288              -         288
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Group turnover                                          -           604           -      45,412           (604)     45,412

Replacement cost of sales                               -           273           -      37,297           (610)     36,960

Production taxes                                        -            59           -         524              -         583
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Gross profit                                            -           272           -       7,591              6       7,869

Distribution and administration expenses                -             -          69       2,658              -       2,727

Exploration expense                                     -             4           -         165              -         169
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

                                                        -           268         (69)      4,768              6       4,973

Other income                                            -             -         362         197           (364)        195
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Group replacement cost operating profit                 -           268         293       4,965           (358)      5,168

Share of profits of joint ventures                      -             -           -         102              -         102

Share of profits of associated undertakings             -             -           -         229              -         229

Equity accounted income of subsidiaries             4,426           161       5,553           -        (10,140)          -
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Total replacement cost operating profit             4,426           429       5,846       5,296        (10,498)      5,499

Profit (loss) on sale of fixed assets
  and businesses                                      226             1         218         217           (444)        218
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Replacement cost profit before
  interest and tax                                  4,652           430       6,064       5,513        (10,942)      5,717

Inventory holding gains (losses)                     (145)           (7)       (238)       (238)           390        (238)
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Historical cost profit before
  interest and tax                                  4,507           423       5,826       5,275        (10,552)      5,479

Interest expense                                      410             2         804         807         (1,577)        446
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Profit before taxation                              4,097           421       5,022       4,468         (8,975)      5,033

Taxation                                            1,421           118       1,718       1,650         (3,189)      1,718
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Profit after taxation                               2,676           303       3,304       2,818         (5,786)      3,315

Minority shareholders' interest                         -             -           -          11              -          11
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Profit for the period                               2,676           303       3,304       2,807         (5,786)      3,304
                                              ============= ============= =========== =========== ============== ===========


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.      Condensed consolidating information - continued

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
Income statement (continued)                    BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

Three months ended March 31, 2001

Profit as reported                                  2,676           303       3,304       2,807         (5,786)      3,304

Adjustments:

   Depreciation charge                               (260)          (10)       (264)       (254)           524        (264)

   Decommissioning and
     environmental expense                            (47)           (2)       (105)       (103)           152        (105)

   Onerous property leases                             (7)            -          (7)         (7)            14          (7)

   Derivative financial instruments                   (45)            -        (152)       (146)           191        (152)

   Interest expense                                    34             2          53          51            (87)         53

   Sale and leaseback of fixed assets                   1             -           -           -             (1)          -

   Deferred taxation                                  143           (37)        (38)         (4)          (102)        (38)

   Other                                                -             -           5           5             (5)          5
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Profit for the period before cumulative
  effect of accounting change as adjusted
  to accord with US GAAP                            2,495           256       2,796       2,349         (5,100)      2,796

    Cumulative effect of accounting change:
    Derivative financial instruments                  (13)            -         (18)         (5)            18         (18)
                                              ------------- ------------- ----------- ----------- -------------- -----------

Profit for the period as adjusted to
  accord with US GAAP                               2,482           256       2,778       2,344         (5,082)      2,778
                                              ============= ============= =========== =========== ============== ===========


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.      Condensed consolidating information - continued

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
Income statement (continued)                    BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

Three months ended March 31, 2000

Turnover                                                -           813           -      33,091           (813)     33,091

Less: Joint ventures                                    -             -           -       5,380              -       5,380
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Group turnover                                          -           813           -      27,711           (813)     27,711

Replacement cost of sales                               -           328           -      22,659           (821)     22,166

Production taxes                                        -            96           -         402              -         498
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Gross profit                                            -           389           -       4,650              8       5,047

Distribution and administration expenses                -             -          58       1,321              -       1,379

Exploration expense                                     -            14           -         117              -         131
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

                                                        -           375         (58)      3,212              8       3,537

Other income                                            3           (14)        152          94           (151)         84
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Group replacement cost operating profit                 3           361          94       3,306           (143)      3,621

Share of profits of joint ventures                      -             -           -         169              -         169

Share of profits of associated undertakings             -             -           -         171              -         171

Equity accounted income of subsidiaries             2,620            14       3,942           -         (6,576)          -
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Total replacement cost operating profit             2,623           375       4,036       3,646         (6,719)      3,961

Profit (loss) on sale of fixed assets                (175)            -        (157)       (148)           323        (157)
  and businesses
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Replacement cost profit before                      2,448           375       3,879       3,498         (6,396)      3,804
  interest and tax

Inventory holding gains (losses)                      344            34         532         532           (910)        532
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Historical cost profit before                       2,792           409       4,411       4,030         (7,306)      4,336
  interest and tax

Interest expense                                      212            11         439         435           (801)        296
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Profit before taxation                              2,580           398       3,972       3,595         (6,505)      4,040

Taxation                                              537           124         887         829         (1,490)        887
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Profit after taxation                               2,043           274       3,085       2,766         (5,015)      3,153

Minority shareholders' interest                         -             -           -          68              -          68
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Profit for the period                               2,043           274       3,085       2,698         (5,015)      3,085
                                              ============= ============= =========== =========== ============== ===========


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.      Condensed consolidating information - continued

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
Income statement (concluded)                    BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

Three months ended March 31, 2000

Profit as reported                                  2,043           274       3,085       2,698         (5,015)      3,085

Adjustments:

   Depreciation charge                                (12)          (13)        (19)         (6)            31         (19)

   Decommissioning and
     environmental expense                            (61)          (23)        (68)        (45)           129         (68)

   Onerous property leases                             (7)            -          (7)         (7)            14          (7)

   Interest expense                                    15             3          36          30            (48)         36

   Sale and leaseback of fixed assets                   1             -           -           -             (1)          -

   Deferred taxation                                 (137)            7        (514)       (523)           653        (514)

   Other                                                -             -          15          15            (15)         15
                                              ------------- ------------- ----------- ----------- -------------- -----------

Profit for the period as adjusted to
  accord with US GAAP                               1,842           248       2,528       2,162         (4,252)      2,528
                                              ============= ============= =========== =========== ============== ===========


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.      Condensed consolidating information - continued

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
Balance sheet                                   BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

At March 31, 2001

Fixed assets

Intangible assets                                       -           570           -      15,845              -      16,415

Tangible assets                                         7         6,005           -      68,163              -      74,175

Investments

   Subsidiaries - equity accounted basis           66,957           717      79,858           -       (147,532)          -

   Other                                                -             -         319      11,150              -      11,469
                                              ------------- ------------- ----------- ----------- -------------- -----------

                                                   66,957           717      80,177      11,150       (147,532)     11,469
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Total fixed assets                                 66,964         7,292      80,177      95,158       (147,532)    102,059
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Current assets

Business held for resale                                -             -           -         654              -         654

Inventories                                             -            55           -       8,604              -       8,659

Receivables                                         7,605        10,032      20,877      43,232        (52,369)     29,377

Investments                                             -             -           -         959              -         959

Cash at bank and in hand                               (1)          (19)          -       1,208              -       1,188
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

                                                    7,604        10,068      20,877      54,657        (52,369)     40,837
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Current liabilities -falling due within
  one year

Finance debt                                        7,555            77           -       4,106         (7,632)      4,106

Accounts payable and accrued liabilities              119           461       1,387      35,054         (5,488)     31,533
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Net current assets (liabilities)                      (70)        9,530      19,490      15,497        (39,249)      5,198
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Total assets less current liabilities              66,894        16,822      99,667     110,655       (186,781)    107,257

Noncurrent liabilities

Finance debt                                            -         1,150           -      14,682         (1,150)     14,682

Accounts payable and accrued liabilities            1,092         4,614         172      37,771        (38,099)      5,550

Provisions for liabilities and charges                 52           268         177      11,821              -      12,318
                                              ------------- ------------- ----------- ----------- -------------- -----------

Net assets                                         65,750        10,790      99,318      46,381       (147,532)     74,707

Minority shareholders' interest                         -             -           -         602              -         602
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

BP shareholders' interest                          65,750        10,790      99,318      45,779       (147,532)     74,105
                                              ============= ============= =========== =========== ============== ===========


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.      Condensed consolidating information - continued

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
Balance sheet (continued)                       BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

At March 31, 2001

Capital and reserves

Capital shares                                          8             -       5,642           -             (8)      5,642

Paid in surplus                                    30,865         3,145       3,840           -        (34,010)      3,840

Merger reserve                                          -             -      26,202         697              -      26,899

Other reserves                                          -             -         426           -              -         426

Retained earnings                                  34,877         7,645      63,208      45,082       (113,514)     37,298
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

                                                   65,750        10,790      99,318      45,779       (147,532)     74,105
                                              ============= ============= =========== =========== ============== ===========


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.


                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
                                                BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

Shareholders' interest as reported                 65,750        10,790      99,318      45,779       (147,532)     74,105

Adjustments:

   Fixed assets                                     8,503           548       8,534       7,992        (17,043)      8,534

   Ordinary shares held for future
     awards to employees                                -             -        (316)          -              -        (316)

   Sale and leaseback of Chicago
     office building                                 (413)            -        (413)       (413)           826        (413)

   Decommissioning and environmental
     provisions                                      (914)         (318)     (1,066)       (732)         1,964      (1,066)

   Onerous property leases                             99             -          99          99           (198)         99

   Derivative financial instruments                   (65)            -        (144)       (118)           183        (144)

   Deferred taxation                              (14,587)       (1,814)    (15,767)    (14,065)        30,466     (15,767)

   Quarterly dividend                                   -             -       1,178           -              -       1,178

   Pension liability adjustment                       (38)            -        (145)       (145)           183        (145)

   Other                                              (33)            -        (119)       (119)           152        (119)
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Shareholders' interest as adjusted
  to accord with US GAAP                           58,302         9,206      91,159      38,278       (130,999)     65,946
                                              ============= ============= =========== =========== ============== ===========


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.      Condensed consolidating information - continued

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
Balance sheet (continued)                       BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

At December 31, 2000

Fixed assets

Intangible assets                                       -           512           -      16,381              -      16,893

Tangible assets                                         7         5,942           -      69,224              -      75,173

Investments

   Subsidiaries - equity accounted basis           63,718           619      77,826           -       (142,163)          -

   Other                                                -             -         363      11,390              -      11,753
                                              ------------- ------------- ----------- ----------- -------------- -----------

                                                   63,718           619      78,189      11,390       (142,163)     11,753
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Total fixed assets                                 63,725         7,073      78,189      96,995       (142,163)    103,819
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Current assets

Business held for resale                                -             -           -         636              -         636

Inventories                                             -            75           -       9,159              -       9,234

Receivables                                         7,007        10,033      23,395      28,868        (40,885)     28,418

Investments                                             -             -           -         661              -         661

Cash at bank and in hand                               (2)          (32)          2       1,202              -       1,170
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

                                                    7,005        10,076      23,397      40,526        (40,885)     40,119
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Current liabilities -falling due within
  one year

Finance debt                                        6,848             -           -       6,418         (6,848)      6,418

Accounts payable and accrued liabilities               85           973       2,582      35,556         (8,467)     30,729
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Net current assets (liabilities)                       72         9,103      20,815      (1,448)       (25,570)      2,972
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Total assets less current liabilities              63,797        16,176      99,004      95,547       (167,733)    106,791

Noncurrent liabilities

Finance debt                                            -         1,150           -      14,772         (1,150)     14,772

Accounts payable and accrued liabilities            1,099         4,275         178      24,091        (24,420)      5,223

Provisions for liabilities and charges                 49           264         197      12,285              -      12,795
                                              ------------- ------------- ----------- ----------- -------------- -----------

Net assets                                         62,649        10,487      98,629      44,399       (142,163)     74,001

Minority shareholders' interest                         -             -           -         585              -         585
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

BP shareholders' interest                          62,649        10,487      98,629      43,814       (142,163)     73,416
                                              ============= ============= =========== =========== ============== ===========


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

17.      Condensed consolidating information - continued

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
Balance sheet (concluded)                       BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

At December 31, 2000

Capital and reserves

Capital shares                                          8             -       5,653           -             (8)      5,653

Paid in surplus                                    30,440         3,145       3,770           -        (33,585)      3,770

Merger reserve                                          -             -      26,172         697              -      26,869

Other reserves                                          -             -         456           -              -         456

Retained earnings                                  32,201         7,342      62,578      43,117       (108,570)     36,668
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

                                                   62,649        10,487      98,629      43,814       (142,163)     73,416
                                              ============= ============= =========== =========== ============== ===========


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.


                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
                                                BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

Shareholders' interest as reported                 62,649        10,487      98,629      43,814       (142,163)     73,416

Adjustments:

   Fixed assets                                     8,757           566       8,777       8,215        (17,538)      8,777

   Ordinary shares held for future
     awards to employees                                -             -        (360)          -              -        (360)

   Sale and leaseback of Chicago
     office building                                 (413)            -        (413)       (413)           826        (413)

   Decommissioning and environmental
     provisions                                      (927)         (317)       (921)       (586)         1,830        (921)

   Onerous property leases                            105             -         105         105           (210)        105

   Deferred taxation                              (14,805)       (1,784)    (15,843)    (14,168)        30,757     (15,843)

   Quarterly dividend                                   -             -       1,178           -              -       1,178

   Pension liability adjustment                       (38)            -        (145)       (145)           183        (145)

   Other                                              (34)            -        (128)       (128)           162        (128)
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Shareholders' interest as adjusted
  to accord with US GAAP                           55,294         8,952      90,879      36,694       (126,153)     65,666
                                              ============= ============= =========== =========== ============== ===========


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.      Condensed consolidating information - continued

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
Cash flow statement                             BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

Three months ended March 31, 2001

Net cash inflow (outflow) from
  operating activities                                (43)           331      1,301       5,167            (16)      6,740

Dividends from joint ventures                           -             -           -          12              -          12

Dividends from associated undertakings                  -             -           -         110              -         110

Dividends from subsidiaries                           556             -           -           -           (556)          -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                   (1)            -         354        (615)             -        (262)

Tax (paid) refund                                     725          (257)         (1)       (606)             -        (139)

Net cash inflow (outflow) for capital
  expenditure and financial investment               (700)         (193)        (16)       (974)             -      (1,883)

Net cash inflow (outflow) for acquisitions
  and disposals                                         -             1         (16)       (182)            16        (181)

Equity dividends paid                                   -             -      (1,181)       (556)           556      (1,181)
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Net cash inflow (outflow)                             537          (118)        441       2,356              -       3,216
                                              ============= ============= =========== =========== ============== ===========
                                              ============= ============= =========== =========== ============== ===========

Financing                                             536          (131)        443       2,018              -       2,866

Management of liquid resources                          -             -           -         302              -         302

Increase (decrease) in cash                             1            13          (2)         36              -          48
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

                                                      537          (118)        441       2,356              -       3,216
                                              ============= ============= =========== =========== ============== ===========

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
                                                BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

Net cash provided by (used in)
  operating activities                              1,237            75       1,654       4,068           (539)      6,495

Net cash provided by (used in)
  investing activities                               (700)         (193)        (32)     (1,156)           (17)     (2,098)

Net cash provided by (used in)
  financing activities                               (536)          131      (1,624)     (2,574)           556      (4,047)

Currency translation differences relating to
  cash and cash equivalents                             -             -           -         (34)             -         (34)
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Increase (decrease) in cash and cash
  equivalents                                           1            13          (2)        304              -         316

Cash and cash equivalents at beginning
  of period                                            (2)          (32)          2       1,863              -       1,831
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Cash and cash equivalents at end
  of period                                            (1)          (19)          -       2,167              -       2,147
                                              ============= ============= =========== =========== ============== ===========


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded


17.      Condensed consolidating information - concluded

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
Cash flow statement (concluded)                 BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

Three months ended March 31, 2000

Net cash inflow (outflow) from
  operating activities                                (71)          551       1,670       1,483           (869)      2,764

Dividends from joint ventures                           -             -           -         195              -         195

Dividends from associated undertakings                  -             -           -          31              -          31

Dividends from subsidiaries                             -             -          16           -            (16)          -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                   (5)            -         143        (328)             -        (190)

Tax (paid) refund                                    (147)         (351)          1         (40)             -        (537)

Net cash inflow (outflow) for capital
  expenditure and financial investment                  -          (114)        (24)       (877)             -      (1,015)

Net cash inflow (outflow) for acquisitions
  and disposals                                         6             -        (869)     (1,049)           869      (1,043)

Equity dividends paid                                   -             -        (971)        (16)            16        (971)
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Net cash inflow (outflow)                            (217)           86         (34)       (601)             -        (766)
                                              ============= ============= =========== =========== ============== ===========
                                              ============= ============= =========== =========== ============== ===========

Financing                                            (218)           90         (31)        236              -          77

Management of liquid resources                          -             -           -          20              -          20

Increase (decrease) in cash                             1            (4)         (3)       (857)             -        (863)
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

                                                     (217)           86         (34)       (601)             -        (766)
                                              ============= ============= =========== =========== ============== ===========

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                    Issuer        Issuer   Guarantor
                                              ------------- ------------- -----------
                                              ------------- ------------- -----------
                                                                      BP                           Eliminations
                                                BP America   Exploration                   Other            and          BP
                                                      Inc.      (Alaska)   BP p.l.c.  subsidiariesreclassifications   Group
                                                                    Inc.
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------------------------------------------------------------------------
                                                                               ($ million)

Net cash provided by (used in)
  operating activities                               (223)          200       1,830       1,437           (868)      2,376

Net cash provided by (used in)
  investing activities                                  6          (114)       (893)     (1,926)           854      (2,073)

Net cash provided by (used in)
  financing activities                                218           (90)       (940)       (252)            14      (1,050)

Currency translation differences relating to
  cash and cash equivalents                             -             -           -          28              -          28
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Increase (decrease) in cash and cash
equivalents                                             1            (4)         (3)       (713)             -        (719)

Cash and cash equivalents at beginning
  of period                                            (3)          (18)          3       1,473              -       1,455
                                              ------------- ------------- ----------- ----------- -------------- -----------
                                              ------------- ------------- ----------- ----------- -------------- -----------

Cash and cash equivalents at end
  of period                                            (2)          (22)          -         760              -         736
                                              ============= ============= =========== =========== ============== ===========



                                                              SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                               BP p.l.c.
                                                             (Registrant)





Dated:   May 24, 2001                                      /s/   GILLIAN E YOUNG

 .......................................................
                                                                 G.E. YOUNG
                                                     Assistant Company Secretary

Exhibit 1

                           BP p.l.c. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                           Three months ended
                                                              March 31, 2001
                                                      ($ million, except ratios)
                                                               (Unaudited)

Profit before taxation                                                 5,033

Group's share of income in excess of dividends
  of joint ventures and associated undertakings                         (149)

Captalized interest                                                      (34)

                                                                     ---------
Profit as adjusted                                                     4,850
                                                                     ---------

Fixed charges:

    Interest net of interest expense of joint ventures and               333
      associated undertakings and unwinding of discount
    Rental expense representative of interest                            131
    Capitalized interest                                                  34
                                                                     ---------
                                                                         498
                                                                     ---------

Total adjusted earnings available for payment
    of fixed charges                                                   5,348
                                                                     =========

Ratio of earnings to fixed charges                                      10.7
                                                                     =========

Total adjusted earnings available for payment of fixed
    charges, after taking account of adjustments to
    profit before taxation to accord with US GAAP (a)                  4,878
                                                                     =========

Ratio of earnings to fixed charges with adjustments
    to accord with US GAAP                                               9.8
                                                                     =========
 _______________

(a)  See Note 15 of Notes to Consolidated Financial Statements.